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                              May 19, 2021

       Thomas J. Gibson
       Senior Vice President and Chief Financial Officer
       Streamline Health Solutions, Inc.
       11800 Amber Park Dr., Suite 125
       Alpharetta, GA 30009

                                                        Re: Streamline Health
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 3, 2021
                                                            File No. 333-255723

       Dear Mr. Gibson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 Filed May 3, 2021

       General

   1. You disclose on page 6 that a total of 322,303 of the 570,727 shares you are seeking to register for resale are
shares you expect to issue in exchange for services to be furnished pursuant to your Master
Services Agreement (   MSA   ) and related statements of work
                                                        with the selling
stockholder, 180 Consulting, LLC. We note further from your Form 8-K filed March 25, 2020,
that Section 7 of the MSA provides that either you or 180
                                                        Consulting may
terminate the MSA for any reason upon 90 days    notice. Based on the
                                                        foregoing, it appears
that the selling stockholder is not irrevocably bound to purchase the
                                                        322,303 shares that
have not yet been issued. Accordingly, please revise the registration statement to remove the
unissued shares, or provide us with your analysis as to how the selling stockholder is
irrevocably bound to purchase the shares subject only to conditions
 Thomas J. Gibson
Streamline Health Solutions, Inc.
May 19, 2021
Page 2
      outside of its control. For guidance, please refer to our Compliance and Disclosure
      Interpretations, Securities Act Sections, Question 139.06.
Selling Stockholders, page 6

2. Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by 180 Consulting, LLC.
3. Disclosure states that you may identify additional selling stockholders in a prospectus supplement. It appears you are relying on Rule 430B(b)(2) of Regulation C to omit the names of additional selling stockholders from the registration statement. Please tell us how you concluded you satisfy the conditions set forth in Rule 430B(b)(2)(i)-(iii), or revise your disclosure and confirm that all selling stockholders are identified.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameThomas J. Gibson
                                                           Division of
Corporation Finance
Comapany NameStreamline Health Solutions, Inc.
                                                           Office of Technology
May 19, 2021 Page 2
cc:       Naveen Pogula, Esq.
FirstName LastName